UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MUTUAL SECURITIES, INC. OF CALIFORNIA DBA MUTUAL SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

807-A CAMARILLO SPRINGS ROAD
(No. and Street)

CAMARILLO	CA	93012
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

NICK DAMIANI	805-764-6740	NICK.DAMIANI@MUTUAL.GROUP
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FARBER HASS HURLEY LLP
(Name – if individual, state last, first, and middle name)

9301 OAKDALE AVE	CHATSWORTH	CA	91311
(Address)	(City)	(State)	(Zip Code)

10/22/2003	223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NICK DAMIANI _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MUTUAL SECURITIES, INC. OF CALIFORNIA DBA MUTUAL SECURITIES, INC. as of 6/30 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CHIEF ADMINISTRATIVE OFFICER

Clare Cone _____ (See attached California Jurat)
Notary Public   11-16-22   CC

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Ventura }

Subscribed and sworn to (or affirmed) before me on this 16th day of November, 2022, by Nick Damiani

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

CLARE CORRE
COMM. #2353244
Notary Public - California
Ventura County
My Comm. Expires Apr. 25, 2025

Signature Clare Corre

(Seal)

Farber Hass Hurley LLP

Certified Public Accountants   9301 Oakdale Avenue, Suite 230   Telephone (818) 895-1943
       Chatsworth, CA 91311   Facsimile (818) 727-7700
       www.fhhcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual Securities Inc. as of June 30, 2022, the related statements of operations, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mutual Securities Inc. as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mutual Securities Inc.'s management. Our responsibility is to express an opinion on Mutual Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mutual Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, and Schedule II, Computation For Determination Of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of Mutual Securities Inc.'s financial statements. The supplemental information is the responsibility of Mutual Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley, LLP

We have served as Mutual Securities Inc.'s auditor since 2018.
Chatsworth, California
October 4, 2022

Mutual Securities, Inc.

Report on Audit of Financial Statements and Supplementary Information

June 30, 2022

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document

Mutual Securities, Inc.

Contents
As of and for the year ended June 30, 2022

Mutual Securities, Inc.

Statement of Financial Condition
June 30, 2022

ASSETS

Cash	$ 1,905,024
Deposits with clearing organizations	200,000
Receivables from broker-dealers and clearing organizations	2,696,436
Receivables from affiliate	68,250
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $176,890	11,259
Operating lease right-of-use assets	481,130
Other assets	165,950
TOTAL ASSETS	$ 5,528,049

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payables to broker-dealers and clearing organizations	$ 2,888,696
Accounts payable, accrued expenses, and other liabilities	346,347
Operating lease liability	481,130
Subordinated borrowings	250,000
TOTAL LIABILITIES	3,966,173
STOCKHOLDERS' EQUITY	
Common stock, no par value, 100,000 shares authorized, 31,216 shares issued and outstanding	23,413
Additional paid-in-capital	142,726
Retained earnings	1,395,737
TOTAL STOCKHOLDERS' EQUITY	1,561,876
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,528,049

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc.

Statement of Operations
For the Year Ended June 30, 2022

REVENUE:

Commissions	$ 28,090,124
Other income	702,194
Total revenue	28,792,318

OPERATING EXPENSES:

Compensation and benefits	23,719,950
Floor brokerage, exchange, and clearance fees	326,335
Technology and communications	575,073
Occupancy and equipment	203,483
Professional fees	1,037,182
Arbitration settlement	709,288
Other expenses	1,201,783
Total expenses	27,773,094

NET INCOME $ 1,019,224

The accompanying notes are an integral part of these
financial statements.

3

Mutual Securities, Inc.

Statement of Changes in Subordinated Borrowings
For the Year Ended June 30, 2022

Balance-July 1, 2021	$	-
Increases:		
Issuance of subordinated loan agreements		250,000
Balance-June 30, 2022	$	250,000

The accompanying notes are an integral part of these
financial statements

Mutual Securities, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2022

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance - July 1, 2021	31.216	$ 23,413	$ 142,726	$ 376,513	$ 542,652
Net income	-	-	-	1,019,224	1,019,224
Balance - June 30, 2022	31.216	$ 23.413	$ 142.726	$ 1.395.737	$ 1.561.876

The accompanying notes are an integral part of these
financial statements

Mutual Securities, Inc.

Statement of Cash Flows
For the Year Ended June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,019,224
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	2,507
Debt forgiveness-PPP loan	(475,215)
Changes in operating assets and liabilities:	
Decrease in receivables from broker-dealers and clearing organizaions	669,661
Increase in receivables from affiliate	(68,250)
Decrease in operating lease right-of-use assets	77,115
Decrease in other assets	20,629
Decrease in payables to broker-dealers and clearing organizations	(1,316,735)
Increase in accounts payable, accrued expenses, and other liabilities	110,774
Decrease in operating lease liability	(77,115)
NET CASH USED IN OPERATING ACTIVITIES	(37,405)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of subordinated loans	250,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	250,000
NET INCREASE IN CASH	212,595
CASH AT BEGINNING OF YEAR	1,692,429
CASH AT END OF YEAR	$ 1,905,024

The accompanying notes are an integral part of these financial statements.

6

1. Nature of Business

Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the "Company") was incorporated in the State of California on February 4, 1982 under the name Brokers Office Management-Encino, Inc. and subsequently changed its name to Mutual Securities, Inc. of California on November 9, 1998. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business as a securities broker-dealer which provides several classes of services. The majority of its income is earned from the sale of variable life insurance policies and annuities. Income is also earned from agency commissions and equity transactions which include the sale of corporate debt, equity securities, options, U.S. Government and municipal securities to institutional and retail customers.

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3 (k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. The Company also relies on Footnote 74 of SEC Release 34-70073. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirement.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ materially from those estimates.

Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and California state tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income.

The Company recognizes and measures any unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under this guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based upon the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information becomes available, or when an event occurs that requires a change.

The Company did not have material unrecognized tax benefits as of June 30, 2022, and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of June 30, 2022, the Company has no accrued interest or penalties associated with uncertain tax positions.

Cash and Cash Equivalents

Cash consists of deposits with banks and highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

2. Summary of Significant Accounting Policies (Continued)

Receivable From and Payable To Clearing Organizations
The balances shown as receivable from and payable to clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

Furniture, Equipment, and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost and are depreciated over the estimated useful lives of the related assets, which range from five to fifteen years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

Right-of-Use Assets-Operating Leases
The Company follows the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. The Company does not recognize right of use assets and liabilities for leases with a term of 12 months or less

Revenue Recognition
In accordance with FASB ASC 606, Revenue from Contracts with Customers, the Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation

3. Deposit with Clearing Organization
The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2022 was $200,000

4. Equipment, and Leasehold Improvements
As of June 30, 2022, equipment and leasehold improvements, net, consisted of the following:

Furniture and fixtures	$ 67,986
Machinery and equipment	61,156
Leasehold improvements	59,007
Total cost of equipment and leasehold improvements	188,149
Less: accumulated depreciation	176,890
Equipment and leasehold improvements, net	$ 11,259

5. Revenue From Contracts With Customers
Commissions

The Company buys and sells insurance and annuity products, mutual funds, and other equity and financial instruments on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company also charges fees relating to the transactions executed on behalf of its customers. Commissions, fees and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial Instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to or from the customer

Sales of annuities, insurance products, and mutual funds include initial up-front (first year) commissions where the performance obligation is satisfied on the trade date as well as annual trailing commission payments for each product renewal and continued investment. Commissions on annuity, insurance products and mutual funds are considered variable consideration. ASC Topic 606 requires that, at the time of the initial sale or investment, the Company must estimate the variable consideration (future renewal commissions) and determine the transaction price as the unconstrained net present value of expected future renewal commissions. Therefore, the transaction price for annuities, insurance products and mutual funds includes first year fixed commissions recognized for new sales as well as trailing commissions. The performance obligation of trailing commissions is satisfied at product renewal and continued investment, which are estimated using the average value of trailing commissions received in the first month of the two previous quarters. The receivables at June 30, 2021, were $3,366,097.

Disaggregated Revenue From Contracts With Customers
The following table presents revenue by major source

Variable annuities	$	20,579,834
12b-1 fees		4,008,976
Brokerage commissions		1,812,714
Direct mutual funds		1,700,960
Administrative and other fees		215,365
	$	28,317,849

Debt forgiveness income	$	475,215
Interest, net		(746)
	$	474,469
Total	$	28,792,318

6. Related Party Transactions
On October 1, 2009, the Company entered into a lease agreement for office space with KCMA Investments, LLC ("KCMA") with which the Company has common ownership. For the year ended June 30, 2022, the Company recognized $160,996 in occupancy expense to KCMA. See Note 12 for further information on the lease agreement

Mutual Advisors, LLC ("Mutual Advisors"), is affiliated with the Company through common control. The Company offers brokerage services to certain clients of Mutual Advisors, and either the clients or their Investment adviser representatives are charged for such brokerage services

The Company shares portfolio accounting fee costs with Mutual Advisors. LLC $163,204 In total portfolio accounting fees were incurred by the Company and Mutual Advisors, LLC reimbursed the Company $131,991, based on respective usage, for a net expense of $31,213 in portfolio accounting for the year ended June 30, 2021 which is included in the Statement of Income under Operating Expenses, Other operating expenses. There were no reimbursements due from Mutual Advisors, LLC as of June 30, 2021

Effective May 1, 2022, the Company and Mutual Advisors, LLC, entered into an agreement whereby Mutual Advisors, LLC, reimburses salary expenses paid by the Company that pertain to Mutual Advisors, LLC. At June 30, 2022, Mutual Advisors, LLC owed the Company $68,250

7. 401(k) Plan

The Company has a qualified 401(k) Plan (the "Plan") under IRC section 401(a) covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan provides that the employer may make matching contributions and/or annual discretionary contributions. For the year ended June 30, 2022, the Company recorded expenses of $99,861 in matching contributions.

8. Financial Instruments

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC") up to $500,000. At times during the year ended June 30, 2022, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

9. Concentration Risk

Two customers comprised approximately 28% of the Company's revenues.

10. SBA PPP Loan

On May 4, 2020 the Company received loan proceeds in the amount of $475,215 from the Bank of America, N.A. (the "Lender") pursuant to the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The Company subsequently filed a loan forgiveness application with the lender on September 11, 2021, and the loan was forgiven on October 20, 2021.

11. Commitments and Contingencies
Leases

These assets and liabilities for operating leases are recognized on the commencement date based on the present value of remaining lease payments over the lease terms using the implicit rate as the discount rate if it is readily determinable, otherwise the Company will use its incremental borrowing rate as the discount rate. Short-term operating leases, which represents those leases having an initial term of 12 months or less, are not recorded on the Statement of Financial Condition.

The Company is obligated under a lease for a twelve-month term beginning September 1, 2020 with five (5) consecutive one year options to renew the lease for its office space in Camarillo, CA. Management compared the renewal rents with expected fair market rents for equivalent property under similar terms and conditions and determined it is reasonably certain the Company will exercise the renewal options and have included the five consecutive renewal options in the lease commitment. The discount rate used to compute the lease liability and right of use asset at the commencement date of the lease is 10.69%, which is the implicit rate. The implicit rate was computed using estimated market value data readily available to determine the asset value, lease costs, and estimates the Company made of the residual asset value, based on historical average market value data readily available. Lease expense for its office space in Camarillo, CA was $154,692 for the year ended June 30, 2022 and is included on the Statement of Income under occupancy and equipment.

The total of the commitment over the remaining terms at June 30, 2022 is as follows:
Year Ending June 30,

2023	$	139,892
2024		139,892
2025		139,892
2026		139,892
thereafter		23,225
Total undiscounted lease payments		582,793
Less interest		(101,663)
Total lease liabilities	$	481,130

Litigation and Claims

The Company is involved in various litigation, judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

12. Subordinated Borrowings

The Company entered into two approved subordinated loan agreements ("the Notes") on September 28, 2021 with two stockholders ("the Lenders") of the Company. The Notes are for $125,000 with each Lender for a total of $250,000. The Notes carry a fixed rate of interest at 18% per annum, with principal and accrued interest due in full, on September 27, 2024 (three years) from the date of the loan agreements. The Notes have optional extensions of maturity where the scheduled maturity date shall be extended an additional year, without further action by either the Lenders or the Company, unless on or before the day thirteen months preceding the scheduled maturity date, the Lenders shall notify the Company in writing, with a written copy to FINRA, that such scheduled maturity date shall not be extended. The Lenders irrevocably agree that the obligation of the Company under the agreements with respect to repayment of principal and interest shall be fully and irrevocably subordinated in right of payment and subject to the prior payment or provision for payment in full of all claims of all other creditors of the Company whose claims are not similarly subordinated.

13. Recurring Commission Expense Deductions

The Company charges recurring monthly fees to registered representatives that are included in the commission statements and payments to the registered representatives for technology, administrative, and insurance costs. These recurring registered representative charges are recorded as a reduction to commission expense. These charges were in total approximately $1,344,000 for the year ended June 30, 2022.

14. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 effectively describes guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company issued no guarantees as of June 30, 2022, or during the year then ended.

15. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c31), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2022, the Company had net capital of $520,372 which was $304,702 in excess of its required net capital of $215,670. The Company's ratio of aggregate indebtedness to net capital was 6.22 to 1.

16. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to June 30, 2022, and through issuance date of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2022.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2022

SCHEDULE I	
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 1,561,876
Add: Subordinated borrowings allowable in computation of net capital	250,000
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED BORROWINGS	1,811,876
DEDUCTIONS AND NON-ALLOWABLE ASSETS:	
Non-allowable assets	(1,265,374)
NET CAPITAL BEFORE HAIRCUTS	546,502
HAIRCUTS	
Other Securities	(17,784)
Undue Concentration	(8,346)
	(26,130)
NET CAPITAL	520,372
AGGREGATE INDEBTEDNESS:	3,235,048
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required, based on 6 2/3% of aggregate indebtedness	215,670
Minimum dollar net capital requirement	100,000
Excess Net Capital	304,702
Percentage of aggregate indebtedness to net capital	**621.68%**

There are no material differences between the audited computation of net capital computed above and the corresponding schedule included in the Company's amended June 30, 2022 Part IIA FOCUS filing

(Supplemental Information)
Computation for Determination of the Reserve Requirements and Information Relating
to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended June 30, 2022

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of June 30, 2022 in accordance with Rule 15c3-3(k)(2)(ii). The Company also relies on Footnote 74 of SEC Release 34-70073.

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone (818) 895-1943
Facsimile (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders
of Mutual Securities Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2022. Management of Mutual Securities Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Chatsworth, California
October 4, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended ___June 30, 2022___

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC #8-28580

Mutual Securities, Inc.
807-A Camarillo Springs Road
Camarillo, CA 93012

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nick Damiani 805-764-6740

2. A. General Assessment (item 2e from page 2) — $ 761

 B. Less payment made with SIPC-6 filed (**exclude interest**) — (0)

 Date Paid _____

 C. Less prior overpayment applied — (1,757)

 D. Assessment balance due or (overpayment) — (996)

 E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

 F. Total assessment balance and interest due (or overpayment carried forward) — $ (996)

 G. **PAYMENT:** √ the box
 Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
 Total (must be same as F above) $ _____

 H. Overpayment carried forward $(996)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mutual Securities, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the **3rd** day of **October** , 20 **22** .

Chief Administrative Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked _____ Received _____ Reviewed _____

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07-01-2021
and ending 06-30-2022

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 28,792,318

2b. Additions:

  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining Item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 26,989,874

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 771,325

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 48,820

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    PPP Loan Forgiveness 475,215

    (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 204

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

    Enter the greater of line (i) or (ii) 204

    Total deductions 28,285,438

2d. SIPC Net Operating Revenues $ 506,880

2e. General Assessment @ .0015 $ 761

(to page 1, line 2.A.)

2

MUTUAL SECURITIES, INC.
Member FINRA, SIPC • Est. 1983

September 15, 2022

Mutual Securities, Inc.
Exemption Report pursuant to SEC Rule 17a-5(d)
For the fiscal year ending June 30, 2022

We, as members of management of Mutual Securities, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA). Pursuant to that requirement, this Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year ended June 30, 2022, without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer orits agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwiseowe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nick Damiani
Chief Administrative Officer

P.O. Box 2864, Camarillo, CA 93011-2864
(805) 764-6740 • FAX (805) 987-4300

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone (818) 895-1943
Facsimile (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mutual Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5(d), in which (1) Mutual Securities Inc. ("Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout June 30, 2022, the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
October 4, 2022